08028177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 29 2008
503

SEC Mail Processing Section
FEB 29 2008
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47664

FACING PAGE

Information Required of Brokers-Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Santander Investment Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 East 53rd Street
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chandra Boyle (212) 407-4542
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Grupo
Santander

AFFIRMATION

I, Chandra Boyle, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Santander Investment Securities Inc. ("the Company") as of and for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Chandra Boyle 2/26/08
Signature Date

Senior Vice President/Fin/Ops Principal
Title

Subscribed and sworn to before me
on this 26th day of February, 2008

Sheldon Fried
Notary Public
SHELDON FRIED
Notary Public, State of New York
No. 31-02FR5079600
Qualified in New York County
Commission Expires June, 9, ~~2007~~ 2011

Santander Investment Securities Inc.
45 East 53rd Street, New York, NY 10022 Telephone: (212) 350-3500 Fax: (212) 350-3535

Deloitte.

Deloitte & Touche LLP
2 World Financial Center
New York, NY 10281
USA
Tel: 212-436-2000
Fax: 212-436-6780
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Santander Investment Securities Inc.

We have audited the statement of financial condition of Santander Investment Securities Inc. (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Santander Investment Securities Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2008

SANTANDER INVESTMENT SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS	
Cash	$ 50,687,008
Cash — segregated under federal and other regulations	10,438,653
Receivables from brokers-dealers and financial institutions	44,721,817
Receivable from customers	12,350,849
Securities owned — at market value	24,063,813
Receivable from affiliates	5,290,541
Fixed assets — net of accumulated depreciation of $5,940,958	344,317
Prepaid expenses	4,747,728
Other assets	4,113,892
TOTAL	$ 156,758,618
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Securities sold, but not yet purchased — at market value	$ 14,661,403
Payable to brokers-dealers and financial institutions	6,927,562
Payable to customers	4,041,935
Payable to affiliates	3,330,461
Bonus accrual and other payables to employees	38,123,383
Accrued expenses and other liabilities	4,635,335
Total liabilities	71,720,079
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value — 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	289,999,990
Accumulated deficit	(204,961,461)
Total stockholder's equity	85,038,539
TOTAL	$ 156,758,618

See notes to statement of financial condition.

SANTANDER INVESTMENT SECURITIES INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

1. ORGANIZATION

Santander Investment Securities Inc. (the "Company"), a Delaware corporation, is wholly owned by Santander Investment, S.A. (the "Parent"), which in turn is wholly owned by Banco Santander, S.A., a Spanish banking corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company's business activities include investment banking, institutional sales, and trading of Latin American and European equity and fixed income securities. The Company clears its U.S. transactions through a third-party broker-dealer on an omnibus basis. International transactions are cleared through affiliates and other third parties.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company's statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — In preparing the statement of financial condition, management makes estimates and assumptions that may affect the reported amounts and disclosures in the financial statement and accompanying notes. Such estimates include assumptions used in determining the fair value of financial instruments, income taxes payable, certain amounts allocated among affiliates, and bonus accruals. Actual results could differ from these estimates.

Cash and Cash Equivalents — The Company defines cash and cash equivalents to be highly liquid investments with original maturities of 90 days or less. Substantially, all cash is held at a major money center bank.

Securities Owned and Securities Sold, But Not Yet Purchased — Securities transactions are recorded on a trade-date basis. Securities owned or securities sold, but not yet purchased, are stated at quoted market values.

Resale and Repurchase Transactions — Securities purchased under agreements to resell ("resale agreements") and sold under agreements to repurchase are recorded as collateralized financing transactions at contractual value, plus accrued interest. The Company's policy is to obtain possession of collateral with market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral when appropriate. The Company has no resale or repurchase agreements as of December 31, 2007.

Receivables From and Payables to Broker-Dealers and Financial Institutions — Receivables from and payables to brokers-dealers and financial institutions primarily represent Delivery versus Payment and Receipt versus Payment ("DVP/RVP") trades past settlement date. In addition, it includes trade-date versus settlement-date accruals related to the Company's proprietary trading accounts and the net commissions earned on trades settling after year-end.

Receivables From and Payables to Customers — Customer securities transactions are recorded on a settlement-date basis. Receivables from and payables to customers include amounts due on cash and DVP/RVP transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the financial statements.

Securities Borrowed and Securities Loaned Transactions — Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credits or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2007, the Company has received securities with a market value of $25,877,674 related to its securities borrowed transactions to satisfy delivery requirements. As of December 31, 2007, the Company had no securities loaned transactions. There were no securities pledged as of December 31, 2007.

Foreign Currency Translation — Assets and liabilities denominated in foreign currencies are translated at closing rates of exchange on December 31, 2007.

Fixed Assets — Fixed assets are reported at historical cost, net of accumulated depreciation.

Income Taxes — Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax bases of an asset or liability and its reported amount in the financial statements. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Employee Benefit Plans — The Company is a participant, in conjunction with other affiliates, in a noncontributory defined benefit pension plan (the "Plan") covering substantially all employees. Benefits are based on years of service and the average compensation during the five highest paid consecutive calendar years. The allocated costs of the Plan and other postretirement plans are determined on the basis of actuarial valuations. The Company also contributes to the funding of other postretirement benefits.

New Accounting Pronouncements — In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*. The interpretation clarifies, among other things, the accounting for uncertainty in income taxes recognized in an entity's financial statements by mandating a consistent approach to recognizing income tax benefits. FIN No. 48 applies to all tax positions that are within the scope of FASB Statement No. 109 and establishes a two-step approach for recognizing and measuring tax benefits. The interpretation also provides guidance on the derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. The Company adopted FIN No. 48 effective January 1, 2007. The adoption did not have a material impact on the Company's statement of financial condition.

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements*. This statement establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. In addition, FASB Statement No. 157 prohibits the use of block discounts when valuing large blocks of securities. The statement is effective at the

beginning of an entity's first fiscal year that begins after November 15, 2007 or January 1, 2008. The adoption did not have an impact on the Company's statement of financial condition.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115*. This statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The effective date for this statement is the beginning of each reporting entity's first fiscal year that begins after November 15, 2007 or January 1, 2008. The adoption did not have an impact on the Company's statement of financial condition.

In April 2007, the FASB issued FASB Staff Positions No. FIN 39-1, *Amendment of FASB Interpretation No. 39* ("FSP FIN 39-1"). FSP FIN 39-1 modifies FIN No. 39, *Offsetting of Amounts Related to Certain Contracts*, and permits companies to offset cash collateral receivables or payables with net derivative positions. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007 or January 1, 2008, with early adoption permitted. The Company does not expect the adoption of FSP FIN 39-1 to have a material effect on the statement of financial condition as it clarified the acceptability of existing market practice.

3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The amount reported in the statement of financial condition represent balances receivable from and payable to customers in connection with cash and DVP/RVP transactions. The receivables are collateralized by securities held by others for delivery to the Company, the value of which is not reflected in the accompanying statement of financial condition. Included in payable to customers is $1,881,335 due to affiliates.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS-DEALERS AND FINANCIAL INSTITUTIONS

Receivables from brokers-dealers and financial institutions include amounts receivable for securities not delivered by the Company to the purchaser by settlement date, proprietary, and customer cash and DVP/RVP transactions cleared through a U.S. broker-dealer on an omnibus basis or through non-U.S. affiliates. Also included are net receivables from unsettled trades. Included in this balance is $6,885,134 due from affiliates.

Payable to brokers-dealers, and financial institutions primarily includes amounts payable for securities not received by the Company from a seller by settlement date. Included in this balance is $70,905 due to affiliates.

Amounts receivable from and payable to brokers-dealers, and financial institutions at December 31, 2007, consist of the following:

	Receivables	Payables
Deposits for securities borrowed/loaned	$ 28,647,540	$ -
Securities failed-to-deliver/receive	6,946,346	70,905
Receivable from clearing brokers	7,822,897	6,856,657
Fees and commissions receivable	1,305,034	-
	$ 44,721,817	$ 6,927,562

5. SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

Securities owned and sold, but not yet purchased, consist primarily of equity securities and American Depository Receipts ("ADR") and are stated at fair value.

6. RELATED-PARTY TRANSACTIONS

The Company executes, clears, and custodies certain of its securities transactions through various affiliates in Latin America and Europe. Some of these transactions are denominated in foreign currencies. As of December 31, 2007, the statement of financial condition reflects the following related-party balances:

Assets:	
Receivable from brokers-dealers and financial institutions	$6,885,134
Receivable from affiliates	5,290,541
Liabilities:	
Payable to brokers-dealers and financial institutions	$ 70,905
Payable to customers	1,881,335
Payable to affiliates	3,330,461

7. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of FASB Statement No. 109, *Accounting for Income Taxes*, which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be reflected for temporary differences using tax rates expected to be in effect when such differences reverse.

As of December 31, 2007, the Company's net deferred tax asset is approximately $73 million, which is principally related to accrued expenses and federal and state net operating losses of approximately $188 million and $68 million, respectively (computed at a tax rate of 35% for federal and 8.63% for New York State). A full valuation allowance against this deferred tax asset has been established since in the opinion of management it is more likely than not that the benefit resulting from this asset will not be realized. The net operating losses carryforward will expire through 2025. The statute of limitations for 2004 through 2007 is open for Federal, New York State, and New York City purposes.

The Company adopted FIN No. 48 effective January 1, 2007. No uncertain tax positions were identified and therefore the adoption did not have a material impact on the Company's statement of financial condition.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) (the "Rule") of the Securities Exchange Act of 1934. The Company computes its minimum net capital requirement pursuant to the alternative method of the Rule, which requires net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, or $250,000. At December 31, 2007, the Company's regulatory net capital was $65,151,409 and its regulatory net capital in excess of the minimum required was $64,901,409.

Proprietary accounts held at the Company's clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Securities Exchange Commission ("SEC") Rule 15c3-3.

9. CASH SEGREGATED FOR REGULATORY PURPOSES

Cash of $10,438,653 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 of the Securities Exchange Act of 1934.

10. COMMITMENTS AND CONTINGENCIES

Leases — The Company has a noncancellable operating lease relating to office space with a third party. Additionally, there are sublease arrangements with outside parties. The lease and subleases expire on July 31, 2014. These lease agreements, in addition to base rent, are subject to escalation based on certain costs incurred by the landlord.

Minimum future rent and sublease commitments under noncancellable leases at December 31, 2007, are as follows:

Years Ending December 31	Lease Payment Outflow	Sublease Payment Inflows
2008	$ 10,890,000	$ 11,477,250
2009	11,416,875	11,687,841
2010	11,880,000	12,300,583
2011	11,880,000	12,467,250
2012	11,880,000	12,467,250
Thereafter	18,810,000	19,739,813
	$ 76,756,875	$ 80,139,987

Litigation — In the normal course of business, the Company may be subject to litigation. As of December 31, 2007, there were no pending legal actions against the Company.

Guarantees — In the ordinary course of business, the Company's clearing agreements might have a certain element of guarantee that meets the accounting definition of guarantee under FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statements Nos. 5, 57, and 107 and rescission of FASB Interpretation No. 34*. The Company performs securities execution on behalf of its clients for whom it commits to settle with the applicable clearinghouse or brokers-dealers. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity. Accordingly, no contingent liability is carried in the statement of financial condition for these transactions.

11. PENSION PLAN AND DEFERRED COMPENSATION PLAN

The Company is a participant, in conjunction with other affiliates, in a defined benefit plan sponsored by Banco Santander New York Branch, covering substantially all employees. Benefits are based on years of service and the average compensation during the five highest paid consecutive calendar years. The funding policy is to contribute the annual pension costs accrued, but not less than the Employee Retirement Income Security Act of 1974 minimum and not more than the maximum amount deductible for tax purposes.

The amount recognized in the statement of financial condition is $3,716,017 representing the Company's share of pension liability and is included in accrued expenses and other liabilities.

The Company also participates with affiliates in an employee deferred compensation plan covering substantially all employees, which qualifies under Section 401(k) of the Internal Revenue Code.

12. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's activities involve executions of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include customers, generally U.S. institutional investors, and brokers-dealers that are members of major regulated exchanges.

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise.

The Company records customer securities transactions in conformity with the settlement cycle of the respective country, which is generally one to five business days after trade date. The Company is therefore exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities positions when necessary.

The Company's policy is to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure its adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral. In connection with securities sold under agreements to repurchase, the Company monitors the market value of assets delivered and, when necessary, requires prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection.

In the normal course of business, the Company enters into foreign currency forward transactions to hedge securities settlements in various local markets. At December 31, 2007, the Company had commitments to sell foreign currency forwards totaling $435,579.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value. Securities owned and securities sold, but not yet purchased, consist primarily of marketable equity securities and ADRs that are valued using quoted market prices obtained from an active market.

Assets which are recorded at contracted amounts approximating fair value consist largely of short-term receivables, including securities borrowed, customer receivables, and certain other receivables. Similarly, the Company's liabilities such as customer payables and certain other payables are recorded at amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly their fair values are not materially affected by changes in interest rates.

* * * * * *

Deloitte.

Deloitte & Touche LLP
2 World Financial Center
New York, NY 10281
USA

Tel: 212-436-2000
Fax: 212-436-6780
www.deloitte.com

February 26, 2008

Santander Investment Securities Inc.
45 East 53rd Street
New York, NY 10022

In planning and performing our audit of the financial statements of Santander Investment Securities Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 26, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standard Boards (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,



END